Mail Stop 6010


      August 1, 2005


Via U.S. Mail and Facsimile to (517) 265-3926

Mark D. Wolfe
Interim Chief Financial Officer
Pavilion Bancorp, Inc.
135 East Maumee Street
Adrian, MI 49221


	Re:	Pavilion Bancorp, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed March 21, 2005
	Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
      File No. 000-30521

Dear Mr. Wolfe:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 5

1. We note that the financial statements of Pavilion Bancorp, Inc. as of December 31, 2003 and 2002 were audited by Crowe Chizek and Company, LLC. The separate report of the other auditor must be included in the filing. Revise to comply.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.




								Sincerely,



								Angela Crane
								Branch Chief

Mark D. Wolfe
Pavilion Bancorp, Inc.
August 1, 2005
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